WESCAST REPORTS FOURTH QUARTER
RESULTS

Brantford, Ontario, February 23, 2005 — Wescast Industries Inc. (“Wescast” — TSX: WCS.SV.A; NASDAQ: WCST) today reported a 7.6% decline in revenue for the fourth quarter of 2004 compared to the same period in 2003. The Company reported a net loss for the quarter of $28.1 million. The loss was comprised of net earnings from continuing operations of $3.4 million or diluted earnings per share of $0.25 and a loss from discontinued operations of $31.5 million representing a diluted loss per share of $2.40. Included in the loss from discontinued operations was a $28.2 million charge against after-tax earnings to reflect a reduction in the carrying value of the Company’s chassis business assets, which are currently held for sale.

“We continue to manage through a very challenging operating environment, one that is having a particularly significant impact on the foundry sector within the automotive industry. The impact of record levels of raw material prices, combined with significant pricing pressure from our customer base is requiring us to review all aspects of our future business model very carefully. We anticipate the market pressures currently being experienced will continue,” said Ed Frackowiak, Chairman and C.E.O. “Our core manifold operations in North America continue to generate operational improvements and implement cost reductions in response to these challenging market conditions. In addition, we continue to experience improvements at our operation in Hungary. While these improvements are encouraging, we also recognize that the pace and magnitude of the improvement must be accelerated if we are to remain globally competitive and profitable in the future”, he added.

Highlights

•	The Company’s revenues were down 7.6% over the level reported in the same quarter last year. The decrease reflects a 4.2% production decline experienced by the Company’s primary customer base and the impact of program losses to off shore competitors. Partially offsetting this was the impact of increased sales volume from the operation in Hungary and continued growth in machining penetration.

•	A net loss of $28.1 million was reported for the quarter. During the third quarter of 2004 the company announced its decision to exit the Chassis business conducted at its Cordele, Georgia facility. As a result, the business, which was being marketed for sale, was accounted for as discontinued operations. To date the Company has been unable to complete a sale to a buyer for the business as a going concern. During the fourth quarter the Company recorded an after-tax non-cash charge against earnings of $28.2 million to reflect the estimated impairment of long-lived assets related to these discontinued operations. Net earnings from continuing operations during the quarter were $3.4 million compared with $13.0 million generated over the same period in 2003.

•	During the quarter the Company generated $11.8 million in operating cash flow from continuing operations. This compares with $47.0 million over the same period in 2003. The decline is a result of lower earnings from continuing operations in addition the improvements to working capital experienced in 2003 were not achieved this year.

•	Earnings per share on a diluted basis for the fourth quarter were a loss of $2.15 compared with a diluted loss per share of $1.36 in 2003 for the same quarter. Isolating the impact of the operating losses and impairment charges related to the chassis business, diluted earnings per share from continuing operations were $0.25 compared with $0.96 in the same period in 2003.

•	Overall sales revenues for fiscal 2004 of $408.9 million reflect a decline of 5.9% over the $434.3 million in sales reported in fiscal 2003. The net loss reported for the year of $26.7 million compares with net earnings of $11.4 million reported in 2003. Earnings from continuing operations were $34.9 million in fiscal 2004, compared with earnings from continuing operations of $54.3 million reported in 2003.

•	The results for our core powertrain operations in North America for fiscal 2004 remained strong, generating net earnings of $41.2 million. However, as a result of rising raw material costs and market driven price reductions to customers, this was a decline from $61.4 million in net earnings generated by the core operations in 2003.

•	For the 2004 fiscal year, the Company generated a diluted net loss per share of $2.11, this compares with diluted net earnings per share of $0.87 generated in fiscal 2003. Diluted net earnings per share from continuing operations were $2.58 in 2004 compared with $4.16 in diluted net earnings per share generated from continuing operations in 2003.

Operations

Total sales for the quarter were $105.4 million, down from $114.1 million in 2003.

Revenue from the sale of powertrain products in North America, excluding prototype and tooling sales, were $88.6 million, a decline of 12.3% compared to the $101.0 million in revenue generated in North America in the fourth quarter of 2003. The Company’s unit sales in this geographic segment declined by 9.0% compared to the same quarter last year. This compares to a 4.2% production decline experienced by the domestic Big 3, the Company’s primary customer base. The variance from 2003 and from the overall market resulted from:

•	The impact of market driven price reductions that reduced North American powertrain revenues for the quarter by approximately $6.4 million compared to the same quarter last year.

•	A reduction in volumes to Ford compared to the fourth quarter of 2003, reflecting the impact of programs resourced to Asian suppliers.

The factors above were partially offset by:

•	Increased machining penetration compared with 2003. Manifolds that were both cast and internally machined rose to 84% of total manifold production for the quarter, up from 79% in the same quarter last year.

•	Increased shipments to non-Big 3 customers, specifically Nissan and Isuzu.

•	Increased volumes with DaimlerChrysler as new programs ramp up to full capacity.

Revenues generated by the Company’s operations in Hungary, excluding prototype and tooling sales, were $10.4 million for the quarter. This compares with $5.5 million recorded during the same quarter last year. Much of this growth represents the increase in the Company’s proportionate share of revenues compared with 2003. On August 31, 2004 the Company’s proportionate ownership interest in the operation increased from 50% to 100%. Excluding the impact of the ownership change, Weslin revenues in the fourth quarter of 2004 were similar to those generated during the same period in 2003.

Consolidated revenues from prototype and tooling sales in the fourth quarter were $6.4 million, a decline from the $7.6 million recorded in the fourth quarter of 2004 resulting from the year-over-year changes in timing of customer programs.

Net earnings from continuing operations for the quarter were $3.4 million, compared with $13.0 million reported in the fourth quarter of 2003.

The Company’s North American powertrain operations generated net earnings of $5.8 million or 6.5% of sales, a decline from the $14.9 million or 14.8% of sales reported in the fourth quarter of 2003. The change resulted from:

•	Higher raw material and other commodity prices compared with 2003, specifically balled steel and moly. The cost increases in these commodity prices impacted costs in the fourth quarter by $7.7 million, compared to the same period in 2003;

•	Market driven sales price reductions to customers that impacted pre-tax earnings by $6.4 million in the fourth quarter compared to the fourth quarter of 2003; and,

•	ncreased severance costs incurred during the quarter of $0.5 million.

These factors were partially offset by the positive benefits from:

•	Improved operating performance in the manufacturing facilities, measured in terms of uptime and scrap rates;

•	Increased machining penetration;

•	Reductions in accruals associated with variable compensation programs; and,

•	The impact of Company-wide cost reduction initiatives.

The operation in Hungary generated a net loss of $2.4 million during the quarter compared with a $1.9 million net loss reported in the same period in 2003. This increased loss resulted from the increase in our proportionate interest in the operation. On a non-proportionate basis, the loss generated by Weslin is lower compared with the same period in 2003. The improvement is a result of improved operating performance and discretionary cost control, however a significant portion of these improvements have been offset by the impact of higher raw material costs.

The Company’s selling, general and administrative expenses, excluding the impact of stock appreciation rights, totaled $8.6 million, compared to $10.1 million in the same period of 2003. Severance costs incurred during the quarter increased costs compared with 2003 by $0.5 million, offsetting this were reductions to accruals associated with flexible compensation arrangements which reduced costs by $2.0 million compared with the fourth quarter of 2003.

The Company’s research and development expenses of $1.6 million were down from the $1.9 million reported in the fourth quarter of 2003. The impact of discretionary cost control efforts represented the bulk of the decline. The Company remains committed to research activities aimed at the development of high temperature materials and the pursuit of new product opportunities to utilize our foundry and machining capabilities.

Other income and expenses for the fourth quarter of 2003 represented income of $0.2 million, compared with an expense of $0.9 million for the fourth quarter of 2003. Included in the fourth quarter of 2004 were $2.0 million in costs associated with the write-down of dedicated machine lines that supported programs no longer in service, this was offset by insurance proceeds received of $1.8 million, related to a 2002 equipment failure.

The decrease in the market price of the Company’s shares during the quarter resulted in a corresponding reduction in the liability associated with the value of tandem stock appreciation rights (SAR’s) granted under the Company’s stock option program. This resulted in a pre-tax increase in earnings of $0.2 million, in comparison to an increase of $0.5 million in the fourth quarter of 2003.

The effective tax rate for the quarter related to continuing operations was 41.4%, compared with a rate of 37.5% in 2003. The higher rate compared to the fourth quarter of 2003 reflects the increased losses recognized for the operations in Hungary, which resulted from the increase in our proportionate interest in this operation compared with 2003. The operation in Hungary is subject to a tax holiday during its first ten years of operation. Consequently, no tax benefit has been recognized with respect to the losses.

During the quarter, the Company reviewed the carrying value of the assets at its Cordele, Georgia operation. This operation had represented the Company’s chassis business, which is now accounted for as discontinued operations. During the third quarter of this year the carrying value of the operation’s assets were reduced to an estimate of their market value if the business were sold as a going concern. The marketing efforts to date have not produced a buyer for the business. In the fourth quarter the Company recorded a further write-down in the carrying value of the assets to reflect the revised estimate of their market value. This resulted in an after-tax charge to earnings of $28.2 million. In determining this adjustment, the Company considered in the carrying value of the business the cumulative translation adjustment (“CTA”) balance which was included as a component of consolidated shareholders’ equity. This account balance represented the cumulative exchange impact on the carrying value of the assets since acquisition. The impact of recognizing this balance accounted for $10.1 million of the after-tax charge to earnings.

Cash Flow

Operating cash flow generated from continuing operations was $11.8 million for the quarter, compared with $47.0 million in 2003. This change was a function of lower earnings from continuing operations and the improvements to working capital experienced in 2003 were not achieved this year.

Capital expenditures for the fourth quarter were $8.6 million, compared to $5.3 million for the same quarter last year.

In the fourth quarter of 2004 the Company revised its banking arrangements and put in place a committed revolving term credit facility of $125.0 million. The facility is unsecured and extends through December 2007. During the quarter $27.5 million was advanced under this facility, these funds were applied to retire the demand credit facilities that had been in place.

Balance Sheet and Financial Position

At December 28, 2003, the Company had $3.7 million in cash and cash equivalents on hand compared to $24.0 million in bank indebtedness in place at the end of the third quarter of 2004 and $28.4 million in cash and cash equivalents at the end of 2003. The change during the quarter reflects the repayment of the demand credit facilities and corresponding utilization of the committed revolving term facility that was put in place during the quarter. The decline in cash on hand from the end of 2003 reflects the expenditure of funds to acquire the remaining interest in the operations in Hungary. The Company continues to maintain a strong financial position and is well positioned to support future growth initiatives.

Future Outlook

North American light vehicle production for 2004 of 15.8 million vehicles represented a slight reduction from 2003 levels. The current industry estimates for 2005 project production levels of 15.9 million vehicles. However the market share of the domestic Big 3, the Company’s primary customer base, saw their market share in North America decline by 3% in 2004 and industry estimates predict a further 2% decline in 2005. The Company currently anticipates that its production volumes in North America in 2005 will not reach the levels achieved in 2004, a result of the lower production levels projected for its primary customer base and the annualized impact of programs shifted to offshore competitors during 2004.

Pricing to North American customers has been under severe downward pressure for quite some time. Wescast prices are compared against new global pricing benchmarks causing the company to retain business at lower average prices. This pressure is expected to continue. The North American operations have been very successful to date at achieving manufacturing efficiencies to offset a portion of the pricing pressures described above and will need to continue this success over the longer term.

The Company’s results are also sensitive to raw material prices for scrap steel and moly. Increases in world-wide demand for these materials have caused their costs to escalate significantly over the last year resulting in a significant negative impact on the financial results. World-wide demand is expected to remain strong; as a result, prices are expected to remain high and could escalate further in future periods.

The Company continues to evaluate both the threats and opportunities that may exist in the emerging automotive industry in Asia, specifically China. The Company views the emerging domestic market opportunities in Asia to be well aligned with its global powertrain strategy. The Company is actively reviewing specific business opportunities with potential business partners in Asia that will enable the Company to participate in this market.

The Company will continue to evaluate and adjust its production capacity on a geographic basis to align with the needs and pricing targets of its current and future customers. The Company recently announced that its foundry operation in Brantford, Ontario may be closed as a result of this alignment. A final decision on this potential closure is anticipated shortly.

About Wescast

Wescast Industries Inc. is the world’s largest supplier of exhaust manifolds for passenger cars and light trucks. The Company designs, develops, casts and machines high-quality iron exhaust manifolds for automotive OEMs. The Company’s global sales and design activities are co-ordinated through its technical development centre in Canada and supported by sales and design centres in the United States, Europe and Japan. The Company operates eight production facilities in North America and Europe, including a 49% interest in United Machining Inc., an accredited Minority supplier in Michigan. The Company is recognized worldwide for its quality products, innovative design solutions and highly committed workforce.

Learn more at www.wescast.com.

Forward Looking Statements

Wescast and its representatives may periodically make written or oral statements that are “forward-looking”, including statements included in this news release and in our filings with applicable Securities Commissions and in reports to our stockholders. These statements may be identified by words such as “believe,” “anticipate,” “project,” “expect,” “intend” or other similar expressions, and include all statements which address operating performance, events or developments that we expect or anticipate may occur in the future (including statements relating to future sales or earnings expectations, volume growth, awarded sales contracts and earnings per share expectations or statements expressing general optimism about future operating results). Such statements involve risks and uncertainties that may cause unanticipated events and actually evolve to be materially different from those either expressed or implied. These factors include, but are not limited to, risks associated with the automotive industry, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. For more detailed information regarding these risks you may refer to Wescast’s publicly filed documents with applicable Canadian securities authorities and the U.S. Securities and Exchange Commission. Wescast undertakes no obligation to update any of these forward-looking statements.

A conference call has been arranged for:

February 23, 2005
3:00 p.m. EST
To participate, please dial (416)-695-9703, Reservation number T531972W
Post view is available from February 23 to March 3, 2005. To access please dial 416-695-6034 and enter pin #1972

For further information, please contact:

Mr. Gordon Currie
Vice-President, Finance and Chief Financial Officer
(519) 750-0000

Wescast Industries Inc.
Consolidated Statement of Earnings and Retained Earnings
(in thousands of Canadian dollars, except per share amounts) (Unaudited Canadian GAAP)

	Three months ended		Twelve months ended

	January 2,	December 28,	January 2,	December 28,
	2005	2003	2005	2003
		Restated (Note 2)		Restated (Note 2)

Sales	$105,367	$114,091	$408,908	$434,324
Cost of sales	89,698	80,851	314,380	306,300

Gross profit	15,669	33,240	94,528	128,024
Selling, general and administration	8,644	10,059	33,815	33,968
Stock-based compensation	(151)	(472)	(1,487)	779
Research, development and design	1,628	1,938	6,553	7,820

	5,548	21,715	55,647	85,457
Other (income) expense
Interest expense	387	128	602	554
Investment income	(767)	(104)	(1,252)	(232)
Other (income) and expenses	131	836	1,884	2,375

Earnings from continuing operations before income
taxes	5,797	20,855	54,413	82,760
Income taxes	2,402	7,811	19,565	28,440

Earnings from continuing operations	3,395	13,044	34,848	54,320
Net loss from discontinued operations (Note 3)	(31,459)	(30,710)	(61,554)	(42,920)
Net earnings (loss)	($ 28,064)	($ 17,666)	($ 26,706)	$11,400

Earnings from continuing operations- per share
(Note 6)
- basic	$0.26	$1.00	$2.67	$4.16

- diluted	$0.25	$0.96	$2.58	$4.16

Net earnings (loss) per share (Note 6)
- basic	($ 2.15)	($ 1.35)	($ 2.04)	$0.87

- diluted	($ 2.15)	($ 1.36)	($ 2.11)	$0.87

Retained earnings, beginning of period	$315,956	$338,634	$319,397	$326,686
Accounting Change (Note 2)	0	0	0	(12,404)
Net earnings (loss)	(28,064)	(17,666)	(26,706)	11,400
Dividends paid	(1,573)	(1,571)	(6,290)	(6,285)
Repurchase of Class A common shares	0	0	(82)	0

Retained earnings, end of period	$286,319	$319,397	$286,319	$319,397

Wescast Industries Inc.
Consolidated Balance Sheet
(in thousands of Canadian dollars) (Unaudited Canadian GAAP)

	As at
	January 2,	December 28,
	2005	2003
		Restated (Note 2)

Current assets
Cash and cash equivalents	$3,745	$28,358
Receivables	66,758	64,458
Income taxes receivable	7,441	0
Inventories	38,580	28,024
Prepaids	2,539	2,450
Future income taxes	1,177	2,043
Current assets - discontinued operations (Note 3)	10,096	14,978

	130,336	140,311
Property, plant and equipment	364,690	317,461
Future income taxes	50,427	29,716
Other	595	74
Long-term assets - discontinued operations (Note 3)	10,463	63,747

	$556,511	$551,309

Current liabilities
Payables and accruals	$44,148	$38,663
Income taxes payable	0	32
Current portion of long-term debt	2,091	2,408
Current portion of stock appreciation rights	117	3,651
Future income taxes	96	118
Current Liabilities - discontinued operations (Note 3)	38,279	7,436

	84,731	52,308
Long-term debt	28,472	2,751
Deferred government assistance	2,341	1,019
Long-term stock appreciation rights	0	62
Future income taxes	20,319	21,717
Employee benefits	15,051	12,182
Long-term liabilities - discontinued operations (Note 3)	0	33,321

	150,914	123,360

Shareholders' equity
Capital stock (Note 5)	110,374	110,049
Retained earnings	286,319	319,397
Share purchase loans	(650)	(1,031)
Cumulative translation adjustment	9,554	(466)

	405,597	427,949

	$556,511	$551,309

Wescast Industries Inc.
Statement of Cash Flows
(in thousands of Canadian dollars) (Unaudited Canadian GAAP)

	Three months ended		Twelve months ended
	January 2,	December 28,	January 2,	December 28,
	2005	2003	2005	2003
		Restated (Note 2)		Restated (Note 2)

Cash derived from (applied to)
Operating
Earnings from continuing operations	$3,395	$13,044	$34,848	$54,320
Add (deduct) items not requiring cash:
Depreciation and amortization	9,972	9,287	36,267	34,024
Future income taxes	112	1,236	1,129	2,991
Gain on disposal of investments	0	0	0	(13)
Loss on disposal of equipment	1,993	666	4,364	915
Deferred government assistance	81	344	183	344
Stock-based compensation, net of payments	(524)	(682)	(3,596)	395
Employee benefits, net of payments	483	777	2,869	2,649

	15,512	24,672	76,064	95,625
Change in non-cash operating working capital
(Note 7)	(3,736)	22,345	(12,529)	(21,349)

	11,776	47,017	63,353	74,276
Discontinued operations	(766)	(1,791)	(17,838)	(20,698)

	11,010	45,226	45,697	53,578

Financing
Issue of long-term debt	27,447	781	27,948	2,335
Repayment of long-term debt	(328)	(1,016)	(1,693)	(2,508)
Payment of credit facility fees	(477)	0	(502)	0
Payment of obligations under capital leases	(144)	(175)	(599)	(1,002)
Issuance of share capital under Employee Share
Purchase Plan	139	100	413	452
Employee share loan repayments	25	165	379	579
Repurchase of common shares	0	0	(167)	0
Dividends paid	(1,573)	(1,572)	(6,290)	(6,285)
Discontinued operations	0	0	(2,023)	(3,085)

	25,089	(1,717)	17,466	(9,514)

Investing
Purchase of property, plant, equipment and other assets	(8,624)	(5,336)	(32,872)	(36,428)
Purchase of subsidiary, net of cash acquired (Note 4)	(100)	0	(52,736)	0
Redemption of investments	0	0	0	11,905
Proceeds on disposal of equipment	29	130	346	2,026
Discontinued operations	350	(239)	(2,514)	(2,952)

	(8,345)	(5,445)	(87,776)	(25,449)

Net increase (decrease) in cash and cash equivalents	27,754	38,064	(24,613)	18,615
Cash and cash equivalents (net of bank indebtedness)
Beginning of period	(24,009)	(9,706)	28,358	9,743

End of period	$3,745	$28,358	$3,745	$28,358

Wescast Industries Inc.
Notes to the Consolidated Financial Statements
(in thousands of Canadian dollars, except per share amounts) (Unaudited Canadian GAAP)

Note 1. Basis of presentation

The unaudited interim consolidated financial statements (“interim financial statements”) have been prepared following the accounting policies as set out in the annual consolidated financial statements for the year ended December 28, 2003, (with the exception of Note 2) included in the Company’s 2003 Annual Report to Shareholders.

The disclosures in these interim financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These consolidated interim financial statements should be read in conjunction with the most recent annual consolidated financial statements for the year ended December 28, 2003.

The interim financial statements and the notes thereto have not been reviewed by the Company’s external auditors pursuant to a review engagement applying review standards as set out in the CICA Handbook.

Note 2. Accounting change

During the fourth quarter of 2004, the Company amended its accounting in respect of pre-production costs incurred during the start-up phase associated with the launch of a new facility or new business. Under the new accounting these costs are expensed as incurred. The Company’s previous accounting was to defer these costs until commercial production levels had been attained. Subsequently these costs were amortized over a period not to exceed five years. The Company believes the new accounting better aligns with how it will manage and monitor future launch activities.

This change in accounting has been applied retroactively with restatement of prior periods. The retroactive changes resulted in a decrease to the Company’s opening 2003 Retained Earnings of $12,404.

In December 2001, the Accounting Standards Board of the CICA issued Accounting Guideline 13, “Hedging Relationships” (“AcG-13”), which applies to fiscal years beginning on or after July 1, 2003. AcG-13 establishes specific criteria for derivatives to qualify for hedge accounting. Hedge accounting is a method for recognizing the gains, losses, revenues and expenses associated with the separate components in a hedging relationship, such that those gains, losses, revenues and expenses associated with the separate components are recognized in income in the same period when they would otherwise be recognized in different periods. A derivative will qualify as a hedge if the hedging relationship is designated and formally documented at inception. AcG-13 requires the documentation to identify the particular risk management objective and strategy for undertaking the hedge transaction, along with the specific asset, liability or cash flow being hedged, as well as how effectiveness is being assessed. The derivative must be highly effective in offsetting either changes in the fair value of on-balance sheet items or changes in the amount of future cash flows both at inception and over the life of the hedge for hedge accounting to continue. Hedge accounting is discontinued if a hedging relationship becomes ineffective; however, the hedge accounting applied to a hedging relationship in prior periods is not reversed. The adoption of AcG-13 has had an insignificant impact on our results of operations and financial position.

The Company adopted the fair value recognition provisions of CICA Handbook Section, 3870 “Stock-Based Compensation and Other Stock-Based Payments” (“CICA 3870”) in accounting for stock-based awards, effective December 28, 2003, without restatement of prior periods as the impact was immaterial. The fair value recognition provisions of CICA 3870 were applicable only to the Company’s share purchase plan. The impact of this accounting change was a decrease in earnings of $24 for the period ended January 2, 2005.

Note 3. Discontinued operations

On July 19, 2004, the Company announced its decision to exit the chassis business conducted at its Cordele, Georgia operation. The announcement reflects the Company’s decision to focus its resources on the development and execution of its global powertrain strategy focused on its successful core competency of designing, casting and machining powertrain components.

With the assistance of outside advisors, the Company has been marketing this business for sale as a going concern. To date the Company has not been able to secure a buyer for the business. The carrying value of the chassis business has been adjusted to reflect the current estimate of its net realizable value.

The results from discontinued operations have been reported separately within these interim financial statements. Prior year comparative amounts have also been reclassified.

Summarized financial information for the discontinued operations are as follows:

	Three months ended		Twelve months ended

	January 2,	December 28,	January 2,	December 28,
	2005	2003	2005	2003

Sales	$10,946	$9,611	$45,500	$41,476

Operating losses	($ 5,001)	($ 5,048)	($25,451)	($23,552)
Goodwill impairment	$0	($41,485)	$0	($41,485)
Write-down of net assets	(27,355)	0	(52,478)	0
Recognition of cumulative translation
adjustment	(10,103)	0	(10,103)

Discontinued operations before income taxes
	(42,459)	(46,533)	(88,032)	(65,037)

Future income taxes	11,000	15,823	26,478	22,117

Net loss of discontinued operations	($31,459)	($30,710)	($61,554)	($42,920)

Net assets (liabilities) of discontinued operations

	January 2,	December 28, 2003
	2005

Current assets	$10,096	$14,978
Property and equipment	10,463	63,179
Bond issue costs	0	568

Total assets	20,559	78,725
Current liabilities	38,279	7,436
Long term debt	0	33,321

Net assets (liabilities) of discontinued operation	($17,720)	$37,968

The current liabilities include revenue bonds of $30,687 which are repayable in annual installments of US$1,500 with a variable interest rate, which was 2.08% at January 2, 2005 and mature in the year 2022. The assets of Cordele have been pledged as security for these bonds. It is anticipated these bonds will be repaid upon sale or wind-up of the business, and as such are reflected in current liabilities.

In 2003, the Company performed its annual impairment test of the goodwill that was acquired in conjunction with the chassis business. The impairment analysis indicated that the full carrying value of the goodwill was impaired. As a result, a total non-cash charge of $41,485, or $27,380 after tax, was recognized during fiscal 2003.

Future income tax assets recorded on the results of discontinued operations have been excluded from the net assets of discontinued operations since the Company will be the beneficiary of the future reduction in income taxes.

Note 4. Business acquisition

On August 31, 2004, the Company purchased the remaining 50% of the outstanding voting common shares of Weslin Industries Inc. (“Weslin”) for a purchase price, including acquisition costs of $54.2 million. Weslin, a European company, was established in 1999 for the design, sale and manufacture of exhaust manifolds, turbo charger housings and integrated turbo manifolds for the European light vehicle market. The results of Weslin’s operations have been included in the consolidated financial statements since the date of acquisition. The investment had previously been accounted for using the proportionate consolidation method.

The Company recently changed the name of this operation from Weslin Hungary Autoipari Rt to Wescast Hungary Autoipari Rt.

The total consideration paid in connection with the acquisition amounted to $52.7 million (net of cash acquired of $1.5 million).

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.

Receivables	$2,749
Inventory	5,352
Prepaid expenses	161
Property, plant and equipment	50,124

Total assets acquired	58,386

Current liabilities	4,511
Long-term debt	1,139

Total liabilities assumed	5,650

Total consideration paid, net of cash acquired	$52,736

Note 5. Capital stock

Authorized
Unlimited	Preference shares, no par value
Unlimited	Class A subordinate voting common shares, no par value
9,000,000	Class B multiple voting common shares, no par value
	January 2,	December 28,
	2005	2003

Issued and outstanding
5,730,268 Class A common shares
(2003 - 5,721,662)	$97,947	$97,622
7,376,607 Class B common shares
(2003 - 7,376,607)	12,427	12,427

	$110,374	$110,049

Note 6. Earnings (loss) per common share

Basic earnings per share from continuing operations and basic net earnings (loss) per share for the three months ended January 2, 2005 and December 28, 2003 are based on the weighted average common shares outstanding (2004 – 13,073,046 shares; 2003 – 13,052,919 shares). Diluted earnings per share from continuing operations and diluted earnings (loss) per share for the three months ended January 2, 2005 and December 28, 2003 are based on the diluted weighted average common shares outstanding (2004 – 13,125,959 shares; 2003 – 13,195,360 shares.)

Basic earnings per share from continuing operations and basic net earnings (loss) per share for the twelve months ended January 2, 2005 and December 28, 2003 are based on the weighted average common shares outstanding (2004 – 13,069,819 shares; 2003 – 13,047,889 shares). Diluted earnings per share from continuing operations and diluted earnings (loss) per share for the twelve months ended January 2, 2005 and December 28, 2003 are based on the diluted weighted average common shares outstanding (2004 – 13,139,236 shares; 2003 – 13,166,536 shares.)

Note 7. Consolidated statement of cash flows

The following is additional information to the statement of cash flows.

Change in non-cash operating working capital:

	Three months ended		Twelve months ended
	January 2,	December 28,	January 2,	December 28,
	2005	2003	2005	2003

Receivables	($ 1,091)	$12,147	$449	($ 873)
Inventories	(392)	3,421	(5,204)	8,887
Prepaids	1,539	808	71	(265)
Payables and accruals	983	3,329	(372)	(34,708)
Income taxes receivable / payable	(4,775)	2,640	(7,473)	5,610

	($ 3,736)	$22,345	($12,529)	($21,349)

Note 8. Employee benefits

The Company’s net benefit plan expense, which is recorded in cost of sales and selling, general and administrative expenses, is as follows:

	Three months ended		Twelve months ended
	January 2,	December 28,	January 2,	December 28,
	2005	2003	2005	2003

Pension benefit plans	$425	$860	$2,766	$2,545
Other benefit plans	234	56	840	763

	$659	$916	$3,606	$3,308

Note 9. Segment information

The Company operates in the automotive industry in two geographic segments, North America and Europe. The Company’s manufacturing facilities, where appropriate, are geographically situated to align with the physical location of its customer base. The Company evaluates segment performance based on earnings or loss before income taxes.

There were no intersegment sales during the quarter.

All Corporate costs that are not directly allocable to the European operation have been allocated to the North American segment.

	Three months ended January 2, 2005

	North	Europe	Total
	America

Sales to external customers	$93,823	$11,544	$105,367
Net earnings (loss)	5,741	(2,346)	3,395
Interest revenue	767	0	767
Interest expense	387	0	387
Depreciation and amortization	7,816	2,156	9,972
Income taxes	2,403	(1)	2,402
Purchase of property, plant equipment
and other assets	$6,494	$2,130	$8,624

	Three months ended December 28, 2003

	North	Europe	Total
	America

Sales to external customers	$108,433	$5,658	$114,091
Net earnings (loss)	13,484	(440)	13,044
Interest revenue	104	0	104
Interest expense	128	0	128
Depreciation and amortization	8,439	848	9,287
Income taxes	7,803	8	7,811
Purchase of property, plant equipment
and other assets	$4,415	$921	$5,336
	Twelve months ended January 2, 2005

	North	Europe	Total
	America

Sales to external customers	$377,517	$31,391	$408,908
Net earnings (loss)	41,057	(6,209)	34,848
Interest revenue	1,252	0	1,252
Interest expense	602	0	602
Depreciation and amortization	31,191	5,076	36,267
Income taxes	19,501	64	19,565
Purchase of property, plant, equipment
and other assets	$26,347	$6,525	$32,872
	Twelve months ended December 28, 2003

	North	Europe	Total
	America

Sales to external customers	$413,912	$20,412	$434,324
Net earnings (loss)	59,912	(5,592)	54,320
Interest revenue	232	0	232
Interest expense	554	0	554
Depreciation and amortization	31,155	2,869	34,024
Income taxes	28,371	69	28,440
Purchase of property, plant, equipment
and other assets	$33,007	$3,421	$36,428
	January 2, 2005

	North		Discontinued
	America	Europe	Operations	Total

Total Assets	$382,237	$153,715	$20,559	$556,511
Property and Equipment	250,457	114,233		364,690
	December 28, 2003

	North		Discontinued
	America	Europe	Operations	Total

Total Assets	$409,279	$63,305	$78,725	$551,309
Property and Equipment	265,198	52,263		317,461

Note 10. Comparative figures

Certain of the comparative figures have been reclassified to conform with the presentation adopted at January 2, 2005.